UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549


                                  FORM 11-K


(Mark one)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
        For the Fiscal Year Ended December 31, 1998.


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
        For the transition period from _____ to _____.



                        MIDLAND-GUARDIAN CO. SALARIED
                        EMPLOYEES 401(K) SAVINGS PLAN
                          (Full title of the Plan)



                              THE MIDLAND COPMANY
                            7000 Midland Boulevard
                            Amelia, Ohio 45102-2607
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


       Registrant's telephone number including area code (513) 943-7100




Required information:


	(a)	Financial statements filed as a part of this report:

                Independent Auditors' Report
                Statement of Net Assets Available for Plan Benefits December 31,
                        1998 and 1997
                Statements of Changes in Net Assets Available for Plan Benefits
                        for the Years Ended December 31, 1998 and 1997
		Notes to Financial Statements - December 31, 1998
                Supplemental Schedules:
                        Form 5500, Item 27(a) Schedule of Assets Held for
                                Investment - December 31, 1998
                        Form 5500, Item 27(d) Schedule of Reportable
                                Transactions for the Year Ended
                                December 31, 1998


                                  Signatures


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                        MIDLAND-GUARDIAN CO. SALARIED
                        EMPLOYEES 401(K) SAVINGS PLAN
                                (Name of Plan)



s/John I. Von Lehman
Executive Vice President,
Chief Financial Officer and
Secretary of The Midland Company

For the Midland-Guardian Co. Salaried
Employees 401(k) Savings Plan

Dated:  June 29, 1999

INDEPDENDENT AUDITORS' REPORT

Midland-Guardian Co.
Salaried Employees' 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Midland-Guardian Co. Salaried Employees' 401(k) Savings Plan as of
December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 25, 1999

s/Deloitte & Touche, LLP
Cincinnati, Ohio

                               MIDLAND-GUARDIAN CO.
                      SALARIED EMPLOYEES' 401(K) SAVINGS PLAN
                      ---------------------------------------
                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             DECEMBER 31, 1998 AND 1997




                ASSETS                       1998              1997
INVESTMENTS - At market value:         ---------------  ---------------

  Prism Money Market Fund               $  4,152,262     $  4,673,113
    (Cost - 1998, $3,629,911;
            1997, $4,223,824)

  Victory Intermediate Income Fund         1,784,359        1,638,573
    (Cost - 1998, $1,733,526;
            1997, $1,610,780)

  Victory Balanced Fund                    3,327,038        2,410,650
    (Cost - 1998, $2,877,495;
            1997, $2,123,414)

  Victory Value Fund                       9,571,252        7,465,061
    (Cost - 1998, $7,432,993;
            1997, $5,579,848)

  Victory Special Growth Fund              1,210,630        1,378,692
    (Cost - 1998, $1,260,197;
            1997, $1,320,761)

  The Midland Company Common Stock         1,138,869          410,823
    (Cost - 1998, $1,008,768;
            1997, $  289,256)

LOANS TO PARTICIPANTS                        324,644          343,964
                                       ---------------  ---------------
  Total investments and
      loans to participants               21,509,054       18,320,876

CASH (Midland Stock Fund)                         69           11,529

CONTRIBUTIONS RECEIVABLE
  (Special Growth Fund)                        2,508              -

INVESTMENT INCOME RECEIVABLE
   (Midland Stock Fund)                         -               1,111
                                       ---------------  ---------------

NET ASSETS AVAILABLE
   FOR BENEFITS                         $ 21,511,631     $ 18,333,516
                                       ===============  ===============
See notes to financial statements.


                                                 MIDLAND-GUARDIAN CO.
                                       SALARIED EMPLOYEES' 401(K) SAVINGS PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                         FOR THE YEAR ENDED DECEMBER 31, 1998


                                                        SUPPLEMENTAL INFORMATION BY FUND                       TOTAL
                         -----------------------------------------------------------------------------------
                              MONEY   INTERMEDIATE                          SPECIAL      LOAN       MIDLAND
                             MARKET     INCOME     BALANCED      VALUE      GROWTH       FUND        STOCK
                         -----------------------------------------------------------------------------------
INCOME:
  Contributions from
    Midland-Guardian Co. $  (34,715) $   29,027  $  100,747  $  164,811  $   72,342             $   26,768  $   358,980
  Contributions from
    Employees               251,774      78,098     316,219     580,736     212,887                 73,531    1,513,245
  Dividend and Interest
    Income                      438      95,203     260,056   1,486,921         280  $  25,624       4,122    1,872,644
  Net Appreciation
    (Depreciation) in
    Market Value of
    Investments             211,578      32,052     212,329     496,933    (124,854)                 8,639      836,677
  Rollovers                   1,143      73,034      52,070      54,482      54,827                 30,083      265,639
  Other                                                                                             13,272       13,272
                         -----------------------------------------------------------------------------------------------
    Total                   430,218     307,414     941,421   2,783,883     215,482     25,624     156,415    4,860,457

BENEFIT PAYMENTS           (634,356)   (102,438)   (228,901)   (504,762)   (147,925)      -        (23,324)  (1,641,706)
OTHER DEDUCTIONS               -           -           -           -           -       (40,636)       -         (40,636)

TRANSFER BETWEEN
  FUNDS - NET              (316,713)    (59,190)    203,868    (172,930)   (233,111)    (4,308)    582,384         -
                         -----------------------------------------------------------------------------------------------
INCREASE (DECREASE)
  IN NET ASSETS            (520,851)    145,786     916,388   2,106,191    (165,554)   (19,320)    715,475    3,178,115

NET ASSETS
  AVAILABLE
  FOR BENEFITS:
Beginning of Year         4,673,113   1,638,573   2,410,650   7,465,061   1,378,692    343,964     423,463   18,333,516
                         -----------------------------------------------------------------------------------------------
End of year              $4,152,262  $1,784,359  $3,327,038  $9,571,252  $1,213,138  $ 324,644  $1,138,938  $21,511,631
                         ===============================================================================================

See notes to financial statements.


                                                 MIDLAND-GUARDIAN CO.
                                       SALARIED EMPLOYEES' 401(K) SAVINGS PLAN

                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                         FOR THE YEAR ENDED DECEMBER 31, 1997


                                                        SUPPLEMENTAL INFORMATION BY FUND                       TOTAL
                         -----------------------------------------------------------------------------------
                              MONEY   INTERMEDIATE                          SPECIAL      LOAN       MIDLAND
                             MARKET     INCOME     BALANCED      VALUE      GROWTH       FUND        STOCK
                         -----------------------------------------------------------------------------------
INCOME:
  Contributions from
    Midland-Guardian Co. $  114,817  $   35,236  $   89,921  $  165,822  $   73,195             $  12,551   $   491,542
  Contributions from
    Employees               299,323      92,913     263,928     490,486     207,970                35,340     1,389,960
  Divedend and Interest
    Income                               86,442     179,081     637,534     157,806  $  26,342      3,503     1,090,708
  Net Appreciation
    (Depreciation) in
    Market Value of
    Investments             251,213      15,114     158,794     887,030     (68,796)              126,828     1,370,183
  Rollovers                  24,095         919      23,892      48,581      25,098                20,200       142,785
  Other                                                                                                83            83
                         -----------------------------------------------------------------------------------------------
    Total                   689,448     230,624     715,616   2,229,453     395,273     26,342    198,505     4,485,261

BENEFIT PAYMENTS           (310,918)    (30,204)    (58,295)   (288,229)    (87,645)      -        (6,394)     (781,685)
OTHER DEDUCTIONS               -           -           -           -           -        (8,546)      -           (8,546)

TRANSFER BETWEEN
  FUNDS - NET              (479,946)     79,362     237,258     169,729     (99,732)    13,542     79,787          -
                         -----------------------------------------------------------------------------------------------
INCREASE (DECREASE)
  IN NET ASSETS            (101,416)    279,782     894,579   2,110,953     207,896     31,338    271,898     3,695,030

NET ASSETS
  AVAILABLE
  FOR BENEFITS:
Beginning of Year         4,774,529   1,358,791   1,516,071   5,354,108   1,170,796    312,626    151,565    14,638,486
                         -----------------------------------------------------------------------------------------------
End of year              $4,673,113  $1,638,573  $2,410,650  $7,465,061  $1,378,692  $ 343,964  $ 423,463   $18,333,516
                         ===============================================================================================

See notes to financial statements.


                             MIDLAND-GUARDIAN CO.
                    SALARIED EMPLOYEES' 401(K) SAVINGS PLAN
                    ---------------------------------------
                        NOTES TO FINANCIAL STATEMENTS


1.    Significant Accounting Policies

      Basis of Accounting
      The accompanying financial statements conform to generally accepted accounting principles and with the applicable accounting requirements of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA").

      Expenses of the Plan
      Certain expenses of the Plan are paid by the Plan sponsor, Midland-Guardian Co. (the "Company").

      Investments
      The Plan's investments in mutual funds are stated at fair value, based on market quoations provided by the trustee, and The Midland Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

      Method of Funding
      The Company's annual contribution to the Plan consists of matching 50 percent of the basic contributions made by Plan Participants.

      Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      Reclassifications
      Certain 1997 amounts have been reclassified to conform with 1998 presentation.

2.    Description of the Plan

      Full-time salaried employees of Midland-Guardian Co. with greater than one year of service are eligible to participate in the Plan. An employee may authorize (matched) contributions between two percent and six percent of base salary through payroll deductions. Supplemental (unmatched) contributions ranging from one to ten percent of the base salary are also permitted above the basic contribution. The Company matches 50 percent of an employee's basic contribution. Employees vest in the Company contributions 30 percent after three years of service, 40 percent after four years, increasing 20 percent each year thereafter through 7 years of service. Forfeitures are used to reduce future Company contributions.

      Upon enrollment in the Plan, a participant may direct employee contributions in 5 percent increments in any of six investment options. The investment options (funds and fund investment information from fund publications) are as follows:
      a) Prism Money Market Fund - Funds are invested primarily in a diversified portfolio of high-grade money market instruments.
      b) Victory Intermediate Income Fund - Funds are invested in investment-grade debt securities issued by corporations, obligations of the U.S. Government and its agencies or instrumentalities, and preferred stocks.
      c) Victory Balanced Fund - Funds are invested in common stock, securities convertible into common stock, preferred stock, corporate debt securities and U.S. Government securities.
      d) Victory Value Fund - Funds are invested primarily in a diversified group of common stocks with an emphasis on companies with above average total return potential.
      e) Victory Special Growth Fund - Funds are invested primarily in equity securities of small to medium sized companies with market values of up to $5 billion that are believed to have superior prospects for long-term earnings growth and price appreciation.
      f) Midland Stock Fund - Funds are invested in common stock of The Midland Company.

      Participants may change their investment options monthly.

      The contributions are invested in pooled accounts maintained by the Plan's trustee. Individual accounts are maintained for each participant. Income from investments and the change in the market value of the investments are allocated to the participants' accounts based on the percentage that each account balance bears to the total pool balance.

      The Plan allows participants to borrow funds from their vested account balance subject to certain restrictions. Loans are repayable in one to five years unless the loan is related to the purchase of the participant's primary residence, in which case the term may be up to thirty years. The interest rate applicable to Plan loans is established at 1% over Firstar Corporation's prime rate (8.75% at December 31, 1998).

      Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the value of each participant's interest will become fully vested and Plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

3.    Investments

       Investments representing more than five percent of net assets available for benefits are as follows:
                                                                Market
                                                 Cost            Value
       1998                                      ----            -----
       ----
       Key Trust Investment Management:
        Prism Money Market Fund               $3,629,911      $4,152,262

        Victory Intermediate Income Fund       1,733,526       1,784,359

        Victory Balanced Fund                  2,877,495       3,327,038

        Victory Value Fund                     7,432,993       9,571,252

        Victory Special Growth Fund            1,260,197       1,210,630

       The Midland Company Common Stock        1,008,768       1,138,869

       1997
       ----
       Key Trust Investment Management:
        Prism Money Market Fund               $4,223,824      $4,673,113

        Victory Intermediate Income Fund       1,610,780       1,638,573

        Victory Balanced Fund                  2,123,414       2,410,650

        Victory Value Fund                     5,579,848       7,465,061

        Victory Special Growth Fund            1,320,761       1,378,692


4.    Tax Status

      The Plan has received a letter of determination from the Internal Revenue Service which indicates that the Plan as designed at the date of the letter is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan has been operated in compliance with the applicable requirements of the Internal Revenue Code and that it is qualified and the related trust is tax exempt.

SUPPLEMENTAL SCHEDULE

FORM 5500, ITEM 27(a) - ASSETS HELD FOR INVESTMENT

                          MIDLAND-GUARDIAN CO.
                SALARIED EMPLOYEES' 401(K) SAVINGS PLAN
                           DECEMBER 31, 1998

                                     -------------------------------------
                                                                  MARKET
                                        UNITS       COST          VALUE
                                     -------------------------------------
Key Trust Investment Management:

  Prism Money Market Fund             346,686  $  3,629,911  $  4,152,262


  Victory Intermediate Income Fund    182,450     1,733,526     1,784,359


  Victory Balanced Fund               226,634     2,877,495     3,327,038


  Victory Value Fund                  549,457     7,432,993     9,571,252


  Victory Special Growth Fund          99,151     1,260,197     1,210,630


The Midland Company Common Stock       47,207     1,008,768     1,138,869
                                               ---------------------------

Total before Participant Loans                 $ 17,942,890    21,184,410
                                               ==============

Participant Loans (interest
     rates: 6% to 10%)                               N/A          324,644
                                                             -------------

TOTAL INVESTMENTS                                            $ 21,509,054
                                                             =============


SUPPLEMENTAL SCHEDULE

FORM 5500, ITEM 27(d) - REPORTABLE TRANSACTIONS


                                                 MIDLAND-GUARDIAN CO.
                                       SALARIED EMPLOYEES' 401(K) SAVINGS PLAN
                                         FOR THE YEAR ENDED DECEMBER 31, 1998

------------------------------------------------------------------------------------------------------------------------
         IDENTITY                                                                                               NET
         OF PARTY                       DESCRIPTION               PURCHASE         SELLING       COST OF      GAIN OR
         INVOLVED                        OF ASSET                   PRICE           PRICE         ASSET        (LOSS)
------------------------------------------------------------------------------------------------------------------------
SERIES OF TRANSACTIONS
----------------------

Key Trust Company of Ohio, N.A.  Prism Money Market Fund
An Affiliate of KeyCorp          (59 Purchases)                   $   551,323
                                 (82 Sales)                                      $1,283,755    $1,145,237     $138,518


Key Trust Company of Ohio, N.A.  Victory Value Fund
An Affiliate of KeyCorp          (90 Purchases)                     2,523,172
                                 (82 Sales)                                         913,621       669,734      243,887

Key Trust Company of Ohio, N.A.  Victory Balanced Fund
An Affiliate of KeyCorp          (90 Purchases)                     1,060,786
                                 (68 Sales)                                         354,512       304,489      50,023


INDIVIDUAL TRANSACTION
----------------------

Key Trust Company of Ohio, N.A.  Victory Value Fund
An Affiliate of KeyCorp          Purchased 89,674 shares/units      1,435,675


Note - Reportable transactions are as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations.
